May 20, 2005


Reed J. Killion
President and Director
Uni-Pixel, Inc.
11940 Jollyville Road, Suite 200N
Austin, Texas 78759

Re:	Uni-Pixel, Inc.
	Amendment No. 2 to Form 10-SB
	Filed April 27, 2005
	File No. 0-49737

Dear Mr. Killion:

      We have the following comments to your filing. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for period ending March 31, 2005

Item 3. Controls and Procedures - Page 15
1. We note your disclosure that management concluded as of the evaluation date that your disclosure controls and procedures were "effective in timely providing each of [your president and chief financial officer] with material information relating to us (including our consolidated subsidiary) required to be included in our Exchange Act filings." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. In future filings, please clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

      *     *     *

      As appropriate, please amend your documents and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202)
942-3602 with any other questions.


      Sincerely,



Thomas A. Jones
Senior Attorney


cc (via fax): Darrell Windham

Reed J. Killion
Uni-Pixel, Inc.
May 20, 2005
Page 1